April 17, 2008	Trading Symbol: TSX.V – HNC

Northwest Power Line Preliminary Findings Released

SMITHERS, B.C. - The Northwest Power Line Coalition released preliminary findings today of a study on the potential benefits of a power line along Highway 37 in northwest British Columbia.

According to preliminary findings provided by Macquarie North America, providing electric power along Highway 37 has the potential to achieve $3.5 billion in capital investments to bring eight mining projects to production. The estimate does not include the Galore Creek project.

The investments have the potential to create 2,000 jobs, generate over $300 million in annual revenues, and provide more than $75 million in annual taxes to government.

"Even without the Galore Creek project, the benefits of a power line along Highway 37 are significant," said Pierre Lebel, spokesperson for the Northwest Power Line Coalition. "There is a potential to realize $3.5 billion in capital investment in northwest B.C., but this is unlikely to happen without the power line."

The preliminary findings of the study also highlight the economic challenges facing the northwest region of the province. The unemployment rate for the northwest is much higher than the B.C. average. And between 2001 and 2006, population in the northwest declined by seven per cent, compared to a five per cent increase across the province.

"Northern communities believe that construction of the power line would provide an economic benefit to the region," said Janine North, Chief Executive Officer of the Northern Development Initiative Trust. "The preliminary findings of the Macquarie study suggest that electrification of Highway 37 will attract needed investment and jobs for the region, including additional opportunities for joint ventures with First Nations."

"We have concerns around the cumulative social, cultural and environmental impacts from the collective proposed industrial activity which may be created by the proposed Northwest Transmission Line, but we have a process for assessment by the Tahltan Nation with BC Hydro for addressing these concerns," said Chair Curtis Rattray of the Tahltan Central Council. "The Tahltan Central Council looks forward to the province of British Columbia signing the agreement so that the Tahltan Nation can begin the process

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for assessment - including social, cultural and heritage studies described in the agreement - so we can make informed decisions about the proposed activities."

Macquarie Group is an international financial institution with considerable expertise in major capital infrastructure project financing. Macquarie North America Ltd. was retained in March 2008 to examine the economic aspects of the Northwest Power Line along Highway 37.

The preliminary findings are subject to review and finalization. The final report is expected to be completed in the spring of 2008.

The Northwest Power Line Coalition includes the Northern Development Initiative Trust with its forty member communities, the Mining Association of British Columbia, the Association of Mineral Exploration of British Columbia, and a number of First Nations, mining companies, independent power producers and local businesses. More information is available online at www.highway37.com.

On behalf of the Board of Directors of Hard Creek Nickel Corporation

“Mark Jarvis”

MARK JARVIS, President

The TSX Venture Exchange does not accept responsibility for the accuracy or adequacy of this news release.

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